

November 2, 2012

Via Email
James J. Cassidy, Ph.D.
Interim Chief Executive Officer
Electromed, Inc.
500 Sixth Avenue NW
New Prague, MN 56071

> **Re: Electromed, Inc.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed October 24, 2012**
> **File No. 01-34839**

Dear Dr. Cassidy:

We have reviewed the above referenced filing and have the following comments.

Election of Directors, page 9

1.   As done in your response to comment 9, please revise this section to clarify that the current number of directors was set at seven by shareholders as of the last annual meeting. Explain why only six nominees are being presented and why the board desires to reduce the number of directors on the board from 7 to 6.

2.   Refer to your responses to prior comments 9 and 10. As done in your response, please revise your preliminary proxy statement to clarify the effect of a failure to pass proposal 1 and the consequences of this if the meeting is contested or not contested.

3.   We note your response to prior comment 12. Advise us supplementally of the date that the company received notice from the proponent.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ *Mellissa Campbell Duru*

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc (via email):   Ryan Brauer, Esq.
                      Fredrikson & Byron, P.A.